UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane

Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vieco USA, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person CO

1	Names of Reporting Persons Vieco 10 Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bristish Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Group Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person OO (Limited liability company)

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person CO

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 114,790,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 114,790,438
11	Aggregate Amount Beneficially Owned by Each Reporting Person 114,790,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 58.6%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 195,769,015 shares of Common Stock outstanding as of February 26, 2020:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Vieco USA, Inc.	0	0%	0	0	0	0
Vieco 10 Limited	114,790,438	58.6%	0	114,790,438	0	114,790,438
Virgin Investments Limited	114,790,438	58.6%	0	114,790,438	0	114,790,438
Virgin Group Investments, LLC	114,790,438	58.6%	0	114,790,438	0	114,790,438
Corvina Holdings Limited	114,790,438	58.6%	0	114,790,438	0	114,790,438
Virgin Group Holdings Limited	114,790,438	58.6%	0	114,790,438	0	114,790,438
Sir Richard Branson	114,790,438	58.6%	0	114,790,438	0	114,790,438

(1)

Does not include shares held by SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by Sponsor and Mr. Palihapitiya.

V10 is the record holder of the securities reported herein. The majority owner of V10 is VIL, whose sole shareholder is VGIL, whose sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by V10.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL, regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

(c)

On March 16, 2020, Vieco US distributed all shares of Common Stock to V10 for no consideration. Other than this distribution, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock since the filing of the Schedule 13D.

(d)	None.

(e)	This Amendment No. 1 is being filed to report that, as of March 16, 2020, Vieco US ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2020

VIECO USA, INC.

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIECO 10 LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane

Name:	James Cahillane
Title:	Attorney-in-fact